Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2015 under IFRS

Gross Revenues grew 10% YoY

IT Services Revenue grew in line with guidance

Bangalore, India and East Brunswick, New Jersey, USA – July 23, 2015 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2015.

Highlights of the Results for the Quarter ended June 30, 2015:

•	Gross Revenues were 122.4 billion ($1.9 billion1), an increase of 10% YoY.

•	Net Income[2] was 21.9 billion ($344 million1), an increase of 4% YoY.

•	IT Services Segment Revenue was $1,794.1 million, a sequential increase of 1.1%

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 0.2% sequentially and grew 8.1% YoY

•	IT Services Segment Revenue in Rupee terms was 115.8 billion ($1.8 billion1), an increase of 10% YoY.

•	IT Services Segment Results was 24.3 billion ($382 million1), an increase of 1% YoY.

•	IT Services Segment Margins was 21.0% for the quarter.

Performance for the quarter ended June 30, 2015

T K Kurien, Member of the Board & Chief Executive Officer of Wipro, said – “On the Run side, deals are getting increasingly competitive and we are focused on increasing the levels of automation, while on the Change side, new stakeholders are influencing buying decisions in the Digital space. On the Run side, we continued to win deals which deploy Wipro HOLMESTM, our Artificial Intelligence platform to drive down costs for our customers. On the Change side, we have announced the acquisition of Designit, one of the largest independent global strategic design firms. Designit’s design capabilities in synergy with Wipro’s scale in technology services will position Wipro uniquely in Digital, as an integrated design & technology player.”

Jatin Dalal, Chief Financial Officer of Wipro, said – “We continued to drive productivity and improve operating levers even as we invested for growth in people, process and IP. In the quarter, we maintained strong cash flow generation while operating margins were, on predictable lines, modestly lower due to employee compensation measures.”

Outlook for the Quarter ending September 30, 2015

We expect Revenues from our IT Services business to be in the range of $ 1,821 million to $ 1,857 million*.

* Guidance is based on the following exchange rates: GBP/USD at 1.56, Euro/USD at 1.13, AUD/USD at 0.78, USD/INR at 63.86 and USD/CAD at 1.22

IT Services

The IT Services segment had a headcount of 161,789 as of June 30, 2015. We added 36 new customers during the quarter.

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on June 30, 2015, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 63.59. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2015 was US$1= 64.53

2.	Refers to ‘Profit for the period attributable to equity holders of the company’

Wipro continued its momentum in winning Large Deals globally as described below:

Wipro has been selected by one of the largest upstream oil and gas companies in Oman as its IT Partner to implement an ‘Integrated IT Services Contract’. The five-year engagement aims to improve operational efficiency across the organisation by integrating managed services for help desk, applications and telecom.

Wipro won a multi-year total outsourcing deal spanning Applications, Infrastructure and Business Process Services in a pay-per-use model from one of the largest construction companies with operations around the world. This engagement will transform the customer’s technology estate to drive simplification, scalability, agility and cost optimisation.

Wipro won an IT outsourcing deal from a global leader in marketing services for Small and Medium Businesses (SMBs). Wipro will provide applications and infrastructure services to the customer’s business units in the US, UK and Spain. The deal includes tools for automation and innovation, all of which are being offered in an Opex-based commercial model.

Corporation Bank has chosen Wipro to transform its existing core banking solution. This is a technology transformation initiative covering core transaction processing, channels across Internet and Mobile Banking, Risk Based Internal Audit and Enterprise Performance Management Applications. This project aims at providing Corporation Bank and its customers with an enhanced uptime and better response.

Wipro Ventures

During this fiscal year, Wipro made an investment in Talena, an early-stage company building innovative Big Data Availability Management Solutions.

Wipro also made an investment in Vicarious, an early-stage company developing the next-generation of Artificial Intelligence algorithms and solutions.

Digital highlights

Wipro Digital, the digital business unit of Wipro Limited, on July 9, 2015, announced its intention to acquire Designit, an award-winning global strategic design firm specializing in designing transformative product-service experiences. This investment marks a further stage in Wipro’s move to evolve the digital offerings it takes to market, combining its reputation and heritage in deep engineering and transformative technology with human centered-design methods.

Wipro has been awarded a strategic Application Development and Management contract by Allied Irish Bank, a leading bank in Ireland offering a full range of personal and corporate banking services. Wipro will manage and transform their Digital and Online Channels, Data and Enterprise support services & Applications estate over a period of 5 years.

This win builds on recent successes by Wipro Digital, including selection by a North American bank to redesign and implement a transformational B2B payment portal as well as working with the Lawn Tennis Association of the UK as their official Digital Technology Services Partner.

Awards and accolades

Wipro was been ranked among the top service providers in the ‘2015 Nordic IT Outsourcing Study’, an annual study on IT outsourcing and IT service provider performance in the Nordic region, conducted by Whitelane Research and PA Consulting Group. Wipro received an overall customer satisfaction score of 80% from its customers in Sweden, which was significantly higher than the average score (72%) for other service providers.

Wipro has been rated as a ‘High Performer’ by leading global analyst firm HfS Research, in the Population Health and Care Management (PHM) Business Services for U.S. Healthcare Providers and Payers, April 2015 Blueprint report.

Everest Group 2015 Workplace PEAK Matrix positions Wipro in the Leaders’ quadrant based on overall market success and delivery capabilities. Everest Group also positioned Wipro in the Leaders’ category based on overall market success and delivery capabilities in its 2015 PEAK Matrix for Banking AO (Application Outsourcing). Additionally, Wipro has been placed in the Leaders’ quadrant by Everest Group in its 2015 PEAK Matrix for Mortgage BPO.

IT Products

•	Our IT Products Segment delivered Revenue of 8.2 billion ($128 million1) for the quarter ended June 30, 2015, an increase of 7% YoY.

•	IT Products Segment Results for the quarter ended June 30, 2015 was 139 million ($2 million1).

Please refer the table on page 6 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 6 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2015, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology”—helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Abhishek Kumar Jain	Vipin Nair

Phone: +91-80-2505 6186	Phone: +1 978 826 4700	Phone: +91-80-3991-6154

aravind.viswanathan@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2015	2015	2015
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	68,078	69,240	1,089
Intangible assets	7,931	7,983	126
Property, plant and equipment	54,206	55,738	877
Derivative assets	736	271	4
Available for sale investments	3,867	4,013	63
Non-current tax assets	11,409	11,551	182
Deferred tax assets	2,945	3,636	57
Other non-current assets	14,369	14,179	223

Total non-current assets	163,541	166,611	2,621

Inventories	4,849	4,736	74
Trade receivables	91,531	91,740	1,443
Other current assets	73,359	69,487	1,093
Unbilled revenues	42,338	46,259	727
Available for sale investments	53,908	110,585	1,739
Current tax assets	6,490	6,949	109
Derivative assets	5,077	3,250	51
Cash and cash equivalents	158,940	132,937	2,091

Total current assets	436,492	465,943	7,327

TOTAL ASSETS	600,033	632,554	9,948

EQUITY
Share capital	4,937	4,938	78
Share premium	14,031	14,120	222
Retained earnings	372,248	394,177	6,199
Share based payment reserve	1,312	1,688	27
Other components of equity	15,454	14,485	228

Equity attributable to the equity holders of the Company	407,982	429,408	6,754
Non-controlling interest	1,646	1,827	29

Total equity	409,628	431,235	6,783

LIABILITIES
Long—term loans and borrowings	12,707	12,702	200
Deferred tax liabilities	3,240	3,186	50
Derivative liabilities	71	41	1
Non-current tax liabilities	6,695	6,269	99
Other non-current liabilities	3,658	5,441	86
Provisions	5	12	—

Total non-current liabilities	26,376	27,651	436

Loans and borrowings and bank overdrafts	66,206	69,082	1,085
Trade payables and accrued expenses	58,745	63,962	1,006
Unearned revenues	16,549	16,829	265
Current tax liabilities	8,036	8,932	140
Derivative liabilities	753	1,261	20
Other current liabilities	12,223	12,238	192
Provisions	1,517	1,364	21

Total current liabilities	164,029	173,668	2,729

TOTAL LIABILITIES	190,405	201,319	3,165

TOTAL EQUITY AND LIABILITIES	600,033	632,554	9,948

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended June 30,
	2014	2015	2015
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
Gross revenues	111,358	122,376	1,923
Cost of revenues	(74,941)	(84,787)	(1,333)
Gross profit	36,417	37,589	590
Selling and marketing expenses	(7,557)	(8,044)	(126)
General and administrative expenses	(6,187)	(6,853)	(108)
Foreign exchange gains/(losses), net	1,098	1,330	21
Results from operating activities	23,771	24,022	377
Finance expenses	(888)	(1,286)	(20)
Finance and other income	4,239	5,242	82
Profit before tax	27,122	27,978	439
Income tax expense	(5,942)	(5,945)	(93)

Profit for the period	21,180	22,033	346

Attributable to:
Equity holders of the company	21,032	21,877	344
Non-controlling interest	148	156	2

Profit for the period	21,180	22,033	346

Earnings per equity share:
Attributable to equity share holders of the company
Basic	8.57	8.91	0.14
Diluted	8.54	8.89	0.14
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,543,231	2,455,804,709	2,455,804,709
Diluted	2,462,939,809	2,460,584,039	2,460,584,039
Additional Information
Segment Revenue
IT Services Business Units
BFSI	28,065	31,020	489
HLS	11,290	12,988	204
RCTG	14,727	17,380	273
ENU	16,822	17,577	276
MFG	19,110	21,524	338
GMT	15,069	15,284	240

IT SERVICES TOTAL	105,083	115,773	1,820
IT PRODUCTS	7,660	8,174	128
RECONCILING ITEMS	(287)	(241)	(4)

TOTAL	112,456	123,706	1,944

Segment Result
IT Services Business Units
BFSI	6,624	7,013	111
HLS	2,131	2,759	43
RCTG	3,188	3,140	49
ENU	4,553	3,812	60
MFG	4,368	4,327	69
GMT	3,762	2,698	42
OTHERS		—	—
UNALLOCATED	(623)	530	8

TOTAL IT SERVICES	24,003	24,279	382
IT PRODUCTS	165	139	2
RECONCILING ITEMS	(397)	(396)	(6)

TOTAL	23,771	24,022	378

FINANCE EXPENSE	(888)	(1,286)	(20)
FINANCE AND OTHER INCOME	4,239	5,242	82

PROFIT BEFORE TAX	27,122	27,978	440
INCOME TAX EXPENSE	(5,942)	(5,945)	(94)

PROFIT FOR THE PERIOD	21,180	22,033	346

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30, 2015
IT Services Revenue as per IFRS	$1,794	IT Services Revenue as per IFRS	$1,794
Effect of Foreign currency exchange movement	$(16)	Effect of Foreign currency exchange movement	$87

Non-GAAP Constant Currency IT Services		Non-GAAP Constant Currency IT Services
Revenue based on previous quarter exchange rates	$1,778	Revenue based on previous year exchange rates	$1,881